Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jet Token Inc.
140 Broadway, 46th Floor
New York, NY 10005
https://www.privatejetcoin.io

Up to $1,069,999.98 in Series CF Non-Voting Preferred Stock at $0.06
Minimum Target Amount: $9,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Jet Token Inc.
Address: 140 Broadway, 46th Floor, New York, NY 10005
State of Incorporation: DE
Date Incorporated: June 04, 2018

Terms:

Equity

Offering Minimum: $9,999.96 | 166,666 shares of Series CF Non-Voting Preferred Stock
Offering Maximum: $1,069,999.98 | 17,833,333 shares of Series CF Non-Voting Preferred Stock
Type of Security Offered: Series CF Non-Voting Preferred Stock
Purchase Price of Security Offered: $0.06
Minimum Investment Amount (per investor): $100.02

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$500 — HondaJet Red Baseball Cap

$2,500 — HondaJet Fleece Blanket Set

$5,000 — The first two perks plus a Blue HondaJet Cofee Mug

$10,000 — HondaJet Mont Blanc Fountain Pen

*All perks optional by investor & occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jet Token Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Series CF Non-Voting Preferred Stock at $0.06 / share, you will receive 11,000 Series CF Non-Voting Preferred shares, meaning you'll own 11,000 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc.

investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Jet Token Inc. is a booking platform for private jets paired with a leased fleet of HondaJets; linked by blockchain technology. We can accept cash or blockchain tokens and Jet Tokens themselves are expected to be redeemable either for private jet travel or airline miles. Jet Token has partnered with the operator of one of the largest open fleet of private jets in the US, and has assembled a highly credible board of aviation experts.

Competitors and Industry

JetSmarter: Centralized database for private jet travel brokerage with no aircraft assets. XO Jet: Jet membership program featuring much larger and more costly super-mid size fleet. NetJets: Company owned and operated fleet with fractional, lease and block hour programs, respectively. JetSuiteX: semi-private scheduled charter on thirty passenger retrofitted regional jets.

Current Stage and Roadmap

For demonstration purposes, we have a functioning smart contract and ERC-20 compatible tokens live on the Ethereum network. The booking platform is only in the idea stage. We are able to accept credit cards manually to book aircraft charter. We have letters of intent from both HondaJet and Gama Aviation USA so that we can take delivery of aircraft and make those aircraft available to prospective members and charter customers.

The Team

Officers and Directors

Name: Mike Winston, CFA

Mike Winston, CFA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman (President and Treasurer)
  Dates of Service: June 04, 2018 - Present
  Responsibilities: Board member, hire CEO

Other business experience in the past three years:

- **Employer:** Sutton View Capital LLC

Title: Managing Principal
Dates of Service: January 01, 2012 - Present
Responsibilities: Manager and leader

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Jet Token Inc. securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Jet Token Inc. security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an

offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Jet Token Inc. securities in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Jet Token Inc. platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Jet Token Inc. securities that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting preferred stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Jet Token Inc. was formed on 6/4/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Jet Token Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that an Air BnB for jets connected on blockchain to an air charter operation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of a product or service may be subject to change and if they do then the selling of that product or service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell that product or service and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Jet Token Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Jet Token Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mike Winston, CFA	85,000,000	Common Stock	92.59
Rick Kipper	833,333	Series Seed Preferred Stock	46.29
Carlos Butler	600,000	Series Seed Preferred Stock	33.33

The Company's Securities

The Company has authorized Preferred Stock, Common Stock, Series Seed Preferred Stock, and Series CF Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 17,833,333 of Series CF Non-Voting Preferred Stock.

Preferred Stock

The amount of security authorized is 40,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

B. BLANK CHECK PREFERRED STOCK The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Statement of Share Rights"); and (iii) to issue from time to time in one or more such series up to 40,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

Common Stock

The amount of security authorized is 150,000,000 with a total of 90,000,000 outstanding.

Voting Rights

1:1

Material Rights

A. COMMON STOCK The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock. 1. General. The voting, dividend and liquidation rights of the holders of the Com-mon Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation. 2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes repre¬sented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Series Seed Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,800,000 outstanding.

Voting Rights

1:1

Material Rights

C. SERIES SEED PREFERRED STOCK The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred except as may be provided for in any Statement of Share Rights as may be filed with respect to any new series of Preferred Stock that is designated by the Board of

Directors after the date of the filing of this Certificate of Incorporation. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C. 1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales. 1.1 Payments to Holders of Series Seed Preferred. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed Preferred, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. 1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder. 1.3 Deemed Liquidation Events. 1.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Cor¬poration issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation. 1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board. 2. Voting. 2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series Seed Preferred shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. 2.2 Series Seed Preferred Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: (a) alter the rights, powers or privileges of the Series Seed Preferred set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred; (b) issue any new class or series of capital stock at a price less than the Original Issue Price for the Series Seed Preferred having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred; (c) redeem or repurchase any shares of

Common Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termina¬tion of services pursuant to the terms of the applicable agreement); or (d) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred or Common Stock. 3. Conversion. The holders of the Series Seed Preferred have the following conversion rights (the "Conversion Rights"): 3.1 Right to Convert. 3.1.1 Conversion Ratio. Each share of Series Seed Preferred is converti¬ble, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred means the Original Issue Price for such series of Series Seed Preferred, which initial Conversion Price, and the rate at which shares of Series Seed Preferred may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Incorporation. 3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred. 3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series Seed Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion. 3.3 Mechanics of Conversion. 3.3.1 Notice of Conversion. To voluntarily convert shares of Series Seed Preferred into shares of Common Stock, a holder of Series Seed Preferred shall surrender the certificate or certificates for the shares of Series Seed Preferred (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affida¬vit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "Contingency Event"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of trans¬fer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing.

The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Incorporation and a certificate for the number (if any) of the shares of Series Seed Preferred represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred converted. 3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Series Seed Preferred, the Corporation shall at all times while any share of Series Seed Preferred is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limi¬tation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price. 3.3.3 Effect of Conversion. All shares of Series Seed Preferred that shall have been surrendered for conversion as provided in this Certificate of Incorporation shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conver¬sion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred so converted shall be retired and cancelled and may not be reissued. 3.3.4 No Further Adjustment. Upon any conversion of shares of Series Seed Preferred, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred or on the Common Stock delivered upon conversion. 3.4 Adjustment for Stock Splits and Combinations. If the

Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Series Seed Preferred) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series Seed Preferred in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred combines the outstanding shares of Common Stock, the Con¬version Price for each series of Series Seed Preferred in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective. 3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: (a) the numerator of which is the total number of shares of Com¬mon Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and (b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution. Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there¬after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of the event. 3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a divi¬dend or other distribution to the holders of the series of Series Seed Preferred in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of such event. 3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred the Common Stock issuable upon the conversion of such series of Series Seed Preferred is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred could have been converted immediately prior to such recapitalization, reclassification or change. 3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Series Seed Preferred) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred. 3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Incorporation and furnish to each holder of such series of Series Seed Preferred a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred. 3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent,the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed Preferred will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation. 3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, cer¬tificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred converted. Such converted Series Seed Preferred shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred (and the applicable series thereof) accordingly. 4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred held by such holder pursuant to Section 3. 5. Redemption. Unless prohibited by Delaware law governing distributions to stockholders, the Corporation shall have the right to redeem some or all of the outstanding shares of Series Seed Preferred at a price per share equal to the greater of the Original Issue Price or the latest issue price of capital stock of the Corporation sold or issued by the Corporation (the "Redemption Price"). The Redemption Price may be paid in U.S. Dollars or cryptocurrency, including a cryptocurrency issued by the Corporation. Redemption is not required to be ratable among all holders of the Series Seed Preferred. In connection with any redemption pursuant to this Section 5, the Corporation shall send written notice of the mandatory redemption (the "Redemption Notice") to each holder of record of Series Seed Preferred being redeemed not less than 10 days prior to the redemption. Each Redemption Notice shall state: (i) the number of shares of Series Seed Preferred held by the holder that the Corporation shall redeem on the redemption date specified in the Redemption Notice; (ii) the redemption date and the Redemption Price; and (iii) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred to be redeemed. On or before the redemption date, each holder of shares of Series Seed Preferred to be redeemed on the redemption date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred shall promptly be issued to such holder. If the Redemption Notice shall have been duly given, and if on the redemption date the Redemption Price payable upon redemption of the shares of Series Seed Preferred to be redeemed on the redemption date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred shall cease to accrue after the redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor. Any shares of Series Seed Preferred that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be auto¬matically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred following any such redemption. 6. Waiver. Any of the rights, powers, privileges and other terms of the Series Seed Preferred set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred by the affirmative written consent or vote of the holders of the Requisite Holders. 7. Notice of Record Date. In the event: (a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or (b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securi¬ties at the time issuable upon the conversion of the Series Seed Preferred) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice. 8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission. ARTICLE VI: PREEMPTIVE RIGHTS. No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder. ARTICLE VII: STOCK REPURCHASES. In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series Seed Preferred in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series Seed Preferred approved by the holders of Series Seed Preferred of the Corporation.

Series CF Non-Voting Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales. 1.1 Payments to Holders of Series CF Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series CF Preferred Stock, pro rata based on the number of shares of Series CF Preferred Stock held by each such holder. 1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series CF Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Series CF Preferred Stock held by each such holder. 1.3 Deemed Liquidation Events. 1.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Cor¬poration issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least

a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation. 1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board. 2. Voting. 2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series CF Preferred may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series CF Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series CF Preferred held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series CF Preferred shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. 3. Conversion. Shares of Series CF Preferred Stock are convertible to Common Stock under certain circumstances (the "Conversion Rights"): 3.1 Conversion Terms. 3.1.1 Conversion Ratio. Each share of Series CF Preferred is convertible, under the terms defined herein, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of

Series CF Preferred by the Conversion Price for that series of Series CF Preferred in effect at the time of conversion. The "Conversion Price" for each series of Series CF Preferred means the Original Issue Price for such series of Series CF Preferred, which initial Conversion Price, and the rate at which shares of Series CF Preferred may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Incorporation. 3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series CF Preferred..

What it means to be a minority holder

As a minority holder of Series CF Non-Voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of Common Stock, company repurchases of Common Stock, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred
  Type of security sold: Equity
  Final amount sold: $54,000.00
  Number of Securities Sold: 1,800,000
  Use of proceeds: General corporate purposes
  Date: November 07, 2018
  Offering exemption relied upon: Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
The business requires revenue to operate once it leaves the pre-seed stage following this offering. We would expect the current round of funding to last one year, subject to management's best efforts.

Foreseeable major expenses based on projections:
The major expenses primarily relate to research and development of the software platform, related staffing and marketing of the STO. Insofar as any funds would be used for aircraft leasing they would take the form of a refundable good faith deposit of $180,000.00 on the first plane - and only then if permissible under the rules.

Future operational challenges:
We have hired one of the largest fleets of private aircraft in the United States to help us meet the operational challenge of safely and efficiently conducting an FAA Part 135 non-scheduled charter operation.

Future challenges related to capital resources:
Successful launch a Security Token Offering - the proceeds from the prospective STO offering would amount to pre-sale of hours on our fleet. In essence, we'll have sold a year of time on an aircraft before being accountable for the corresponding expense. We do not intend to use funds from the offering (which would be quickly exhausted) to put our first aircraft in service. We instead intend to restrict use of funds from the offering to refundable deposit activity only, insofar as it may be required. We estimate the marketing cost of a successful security token offering at $150,000.00. We conservatively estimate the amount required to be raised in the STO before the company can become fully operational to be approximately $5mm, assuming that we take delivery of all four aircraft in 2019 and, for purposes of stressing the model, that those aircraft remain entirely grounded and otherwise out of service the entire year. The $5mm in this example would be allocated $1.25mm per plane, consisting of minimal operating costs including but not limited to pilots wages, pilot training (and related flight hours), insurance, hangar fees, NAV database access, North American Jeppesson subscription, CAMP access, access to the manufacturers technical publications, Avinode access.

Future milestones and events:
(1) The hiring of the CEO is a significant expense, but given his long experience in the industry our probability of success rises materially in our view. (2) The setup of the development office in Tel Aviv and operations office in Las Vegas will also create an element of fixed expense along with limited support staff. (3) The successful execution of the STO would mark another major milestone, and followed by (5) delivery of aircraft from HondaJet to Gama Aviation on our behalf.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
No cash on hand, no existing lines of credit or shareholder loans. We have an offering memorandum under Reg D that we used to sell Series Seed Preferred shares. That offering memorandum has expired at the time of this offering but could be revised and a new Reg D offering undertaken. We have an offering memorandum under Reg D that we used to sell Series Seed Preferred shares. In addition, we contemplate and STO, reflecting tokens redeemable for travel on our leased HondaJets.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
They are critical to operations because we need them to (1) commence software development (2) hire our CEO and (3) market a future STO.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, all or substantially all. We believe we can execute most of the functions for a security token offering, thanks to the prior experience of the founders. However, at a minimum we would need to pay for marketing and exchange listing. To actually begin operations of the platform and have customers begin booking flights we estimate we require $1mm. Therefore, this offering should be sufficient to fund the web and app development as well as a link to the industry's largest private jet database, and limited development and booking staff. Provided, however, we will require at least $3.0mm before taking delivery of our first proprietary leased aircraft. To raise funds to support leasing of HondaJets we intend to undertake an STO in 2019.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we are to raise the minimum amount ($10K) this will be sufficient to continue our capital raising efforts, perhaps under Reg D. The company has no operations and no expenses today, so we could promote the company indefinitely at the seed stage. Management would not otherwise attempt to operate the company with only $10k on hand, beyond fundraising efforts.

How long will you be able to operate the company if you raise your maximum funding goal?

Approximately one year based on our financial model. Recall that at the $1mm mark we believe we can get the booking platform operational for 3rd party aircraft. We do intend to pre-sell hours on security token in the future -- this amounts to selling jet cards but in a novel way -- not another round of dilution necessarily. To actually begin flight operations we estimate that we require $3mm, so this offering gets us on the road to the STO wherein we hope to raise substantially more than $3mm.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

We have an offering memorandum under Reg D that we used to sell Series Seed Preferred shares. That offering memorandum has expired at the time of this offering but could be revised and a new Reg D offering undertaken.

Indebtedness

Related Party Transactions

- **Name of Entity:** Sutton View Advisors LLC
  Names of 20% owners: Mike Winston, CFA
  Relationship to Company: Director

Nature / amount of interest in the transaction: Through December 31, 2019, the Company has paid Sutton View Advisors LLC $24,500.

Material Terms: In October 2019, the Company entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by our founder. The agreement s for financial advisory, investment banking and brokerage services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement shall remain in effect through December 31, 2019 and extend on a month-to-month basis thereafter unless terminated.

Valuation

Pre-Money Valuation: $5,508,000.00

Valuation Details: Risk adjusted financial forecast NPV

Use of Proceeds

If we raise the Target Offering Amount of $9,999.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  30.0%
  Market an STO on the T+0 exchange to fund the lease of HondaJets or similar light jet aircraft; tokens are to be redeemable for travel.

- *Research & Development*
  20.0%
  Build software: Development of the minimum viable product for a booking and payment processing platform.

- *Company Employment*
  25.0%
  Hire seasoned CEO already identified and limited staff

- *Operations*
  19.0%
  Creation of small offices in Tel Aviv and in Nevada. Blockchain software development will take place here, and FAA requires US presence.

If we raise the over allotment amount of $1,069,999.98, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

6.0%

- *Research & Development*
  20.0%
  Build software: Development of the minimum viable product for a booking and payment processing platform.

- *Operations*
  19.0%
  Creation of small offices in Tel Aviv and in Nevada. Blockchain software development will take place here, and FAA requires US presence.

- *Marketing*
  30.0%
  Market an STO on the T+0 exchange to fund the lease of HondaJets or similar light jet aircraft; tokens are to be redeemable for travel.

- *Company Employment*
  25.0%
  Hire seasoned CEO already identified and limited staff

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.privatejetcoin.io (jettoken.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jettoken

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jet Token Inc.

[See attached]

JET TOKEN, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

as of

DECEMBER 31, 2018

Together with
Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Jet Token, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders
Jet Token, Inc.

We have reviewed the accompanying financial statements of Jet Token Inc., which comprise the balance sheet as of December 31, 2018 and the related statements of operations, stockholders' deficit and cash flows from June 4, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
April 29, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

JET TOKEN, INC.
BALANCE SHEET
(unaudited)

	December 31, 2018
Assets	
Current assets-	
Cash	$ 713
Total assets	$ 713
Liabilities and Stockholders' Deficit	
Current liabilities-	
Accounts payable	$ 28,298
Total liabilities	28,298
Commitments and contingencies (Note 3)	-
Stockholders' Deficit	
Series Seed Preferred stock	54,000
Series CF Non-Voting Preferred stock	-
Common stock	9
Subscription receivable	-
Accumulated deficit	(81,594)
Total stockholders' deficit	(27,585)
Total liabilities and stockholders' deficit	$ 713

See accompanying notes to the financial statements and independent accountants' review report.

JET TOKEN, INC.
STATEMENT OF OPERATIONS
(unaudited)

	For the Period Ended December 31, 2019
Revenues	$ -
Operating Expenses-	
General and administrative	81,594
Net loss	$ (81,594)

See accompanying notes to the financial statements and independent accountants' review report.

JET TOKEN, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Deficit	Deficit
Issuance of Founders' Stock	-	-	-	-	85,000,000	$ 9	$ (9)	$ -	$ -
Common stock issued for cash	1,799,999	54,000	-	-	-	-	9	-	54,009
Net income	-	-	-	-	-	-	-	(81,594)	(81,594)
Balance at Inception	1,799,999	$ 54,000	-	$ -	85,000,000	$ 9	$ -	$ (81,594)	$ (27,585)

See accompanying notes to the financial statements and independent accountants' review report.

4

JET TOKEN, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		For the Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(81,594)
Changes in operating assets and liabilities:		
Accounts payable		28,298
Net cash used in operating activities		(53,296)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of Series Seed Preferred Stock		54,000
Proceeds from founder's common stock		9
Net cash provided by financing activities		54,009
Increase in cash and cash equivalents		713
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	713
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 ("Inception") in the State of Delaware. The financial statements of Jet Token Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company expects to locate its headquarters in the Bay Area of San Francisco, CA and certain software development operations in Tel Aviv, Israel.

The Company intends to combine concepts from fractional jet membership programs with lessons learned from building cryptocurrencies. The company believes the tokenization of flight hours and (as the enterprise matures) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company's purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

We have only recently formed the Company, have no significant operating history, no revenue generating activity to date, and have raised only minimal funds. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding campaign and/or debt or equity financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of December 31, 2018.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, crypto asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, and market acceptance or our business model. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs
We comply with the requirements of Financial Accounting Standards Board, or FASB, ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed

Revenue Recognition
The Company will recognize revenues from booking commissions and sale of time on company controlled aircraft when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

As of December 31, 2018, the Company had deferred tax assets of approximately $17,000 primarily from net operating losses of approximately $82,000. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2018. Deferred tax assets will begin to expire in 20 years or 2038.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock
We have authorized the issuance of 50,000,000 shares of our preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock and 25,000,000 have been designated Series CF Non-Voting Preferred Stock. Each share of preferred stock can be converted to one share of common stock.

During the period ended December 31, 2018, the Company sold 1,799,999 shares of Series Seed Preferred Stock under a private placement for proceeds of $54,000 at $0.03 per share.

Common Stock
We have authorized the issuance of 150,000,000 shares of our common stock with par value of $0.0000001. Upon Inception, our founder received 85,000,000 shares of common stock for $9 of consideration.

Stock Options

On June 4, 2018 our Board of Directors adopted the Jet Token, Inc. 2018 Stock Option and Grant Plan (the "2018 Plan"). The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of our common stock. Up to 5,000,000 shares of our common stock may be issued pursuant to awards granted under the 2018 Plan. The 2018 Plan is administered by our Board of Directors. No equity awards have been granted under the 2018 Plan to date.

NOTE 5 – RELATED PARTY TRANSACTIONS

In October 2019, the Company entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by our founder. The agreement s for financial advisory, investment banking and brokerage services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement shall remain in effect through December 31, 2019 and extend on a month-to-month basis thereafter unless terminated. Through December 31, 2019, the Company has paid Sutton View Advisors LLC $24,500.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the company undertook a Regulation Crowdfunding campaign. To date, the Company has received approximately $32,618, net of fees for the sale of 599,620 shares of Series CF Non-Voting Preferred Stock.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2019, the issuance date of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





Discover Investments Raise Capital Sign In

Jet Token is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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54
Days Left

331
Investors

$115,753.38
Raised of $10K - $1.07M goal

Jet Token

Private Aviation Platform

Small OPO Wilmington, DE
Software & Services
Accepting International Investment

Invest Now

$100.20 minimum investment

Overview Team Terms Updates Comments Share

Democratize Private Jet Travel

N420HJ

Invest in the Jet Token Platform

Introducing Jet Token Inc, an aircraft membership and booking platform for the ultramodern age of aviation. For the first time, you will be able to use a single platform to book a new HondaJet, or one of 4,000 other private jets, and pay with **either cash or blockchain currencies. Eventually we plan for members to be able to use credit for flight time on private jets or on any commercial airline.** Jet Token innovations offer travelers more freedom and more choice; but we need your vote.

We have a deposit agreement from HondaJet and a letter of intent from Gama Aviation USA, respectively, for the phased delivery and operation of four aircraft in 2019. HondaJet is the aircraft manufacturing subsidiary of Honda Motor Company and Gama Aviation is one of the largest aircraft management companies in the United States with a managed fleet of over 200 aircraft, employing 1,400 people





worldwide at 45 different locations in 17 countries across five continents.

We make money two ways: (1) we use our platform to book travelers onto aircraft (2) we sell 25 and 50 hour memberships on our fleet of leased HondaJets (and charter out those jets when free). The prospective terms of our aircraft leases allow us very low minimum payment, radically reducing the monthly burn rate associated with most private aviation startups. Blockchain has created incredible new wealth in the past ten years and we have taken special care to understand and accommodate the payment preferences of the new tech-savvy flyers who have benefited.

The high price of an hour of flight time in private aviation and the customer's desire to manage that cost help explain how another innovator in the private aviation industry, MarquisJet, was able to go **from zero to $240mm of sales in only four years.**

Seasoned executives helped craft the business model. Our CEO to be has twenty years of industry experience, seven of them spent as CEO of an existing private jet operation. Our board includes former senior officers from FedEx, Embraer, FlexJet by Bombardier, IAF, CheckPoint Software and the founders of GoGo Jet and Myjets.com, respectively. Myjets.com was the first online private aircraft reservation system, and it partnered with The Air Charter Guide (now called Avinode) to create the original database of private jet operators.

Why have aircraft at all? Simply put, no one needs another middle man without aviation assets. Thirty calendar days per year (holidays, major sporting events etc) it's difficult if not impossible to fly private without the guaranteed access provided by a jet membership program such as ours. **The ability to safely offer guaranteed capacity, on demand, is the most important feature one can deliver in private aviation. Also, our aircraft give us the ability to attract online visitors with flight offers.**

Where can I fly? Successful jet operations traditionally begin life with a single aircraft type and a focused geography. For this reason, **we plan to offer service in the Western US where we expect to base our uniform fleet of HondaJets.** Want to travel on a HondaJet out of region? No problem, use the platform to book it or any one of 4,000 other planes. We'll work to help you match the right aircraft





Images are of the type of aircraft we intend to lease

other planes. We'll work to help you match the right aircraft to the right mission.

Development Stage

Today we have a smart contract on the Ethereum network running for demonstration purposes (PPJC). The founder and a member of the advisory board have together successfully executed a separate blockchain project (www.monetarycoin.org) and for this reason have confidence around building the as yet undeveloped booking platform. We can start selling memberships now and chartering third party aircraft as well. After a year of preliminary work, we are eager to build a business, and with your help, bring new jobs and new technology to democratize private travel.

The Offering

Investment
$0.06 per share of Common Stock | When you invest you are betting the company's future value will exceed $6.5M.

Perks*
$500 — HondaJet Red Baseball Cap
$2,500 — HondaJet Fleece Blanket Set
$5,000 — The first two perks plus a Blue HondaJet Coffee Mug
$10,000 — HondaJet Mont Blanc Fountain Pen

All perks are optional by investor & occur after the offering is completed.

Why Have Planes?



Images are of the type of aircraft we intend to lease

Why the HondaJet? HondaJets are ideally suited to trips under 2 hours carrying 2-3 passengers, and can fly many times a day. We believe the HondaJet is one of the quietest and most cost efficient light jets on the market and at the same time has the plenty of baggage and interior room (including an enclosed lavatory). The wing mounted engines, a miracle of modern engineering, allow for a tranquil, spacious interior. Engines on the wings mean less weight on the tail and more room in the cabin.

Where is the company located?
The company's day-to-day operations are expected to be based in Las Vegas, NV with software development in Tel Aviv, Israel. Las Vegas is close to two major US Air Force bases and is serviced by one of the top five most visited private airports in the US. Tel Aviv plays home to cost-efficient and highly innovative software development talent (i.e. StartupNation).

Who Flies the Planes?

Gama Aviation, the largest fleet of private jets in the US and **third largest operator of private aircraft in the US.** We intend to contract with Gama for all flight operations and repair. Gama Highlights:

- Participant in FAA Safety Management System Pilot Program Level 3
- IS-BAO Registered
- NBAA Certified Aviation Managers Program
- ISO 9001:2015 Certified
- FAA Eligible On Demand Approved
- ARG/US Platinum Rated
- Wyvern Recommended
- ATOS Compliant Manual System
- FAA Diamond Award Winning Maintenance Department
- ACSF Registered





What About Safety?

Gama Aviation USA and HondaJet together **already successfully operate and maintain HondaJets** in two separate markets on the East Coast. We represent a West Coast expansion of an already safe and successful combination. Gama can safely provide substitute aircraft at competitive rates in the event all our jets are in service and we have excess demand.

All pilots will be trained at the FlightSafety international campus in Greensboro, NC - right next to the HondaJet plant. And we should know, we visited both facilities to see for ourselves.

The HondaJet has built an excellent track record for safety, but don't take our word for it: see for yourself.

Why HondaJet?

Below please see the informative video on the HondaJet, the type of aircraft we intend to lease.





How Big is the Market

How big is the addressable market?

- According to NBAA the business jet industry contributes $150 billion dollars per year to the US economy.
- Part-135 business jet charter operators logged over a million landings in 2017 per ARG/US data.
- The average flight lasts 1.5 hours with 2-3 passengers, and we estimate the average cost to operate a US business jet at $5,000/hr.
- Most charters include the cost of the empty return leg so a 1.5 hour trip typically translates to 3 hours of billed time, or ~$15,000.
- **One million landings per year x $15k per landing equals $15bn in charter landings alone** (ignoring 400k landings from fractional jet membership programs).
- That's approximately 2,740 charter landings per day at any one of 5,000 private airports or 500 commercial airports.



Images are of the type of aircraft we intend to lease

Only 4,000 of the 13,750 total privates jets in the US actually fly charter. Why? Many plane owners have decided not to seek FAA certification and special insurance to permit third parties to pay to fly on their planes.

Millions of flyers compete for peak time on these 4,000 aircraft. As mentioned above, thirty calendar days per year (holidays, major sporting events etc) it's difficult, if not impossible to fly private without the guaranteed access provided by a jet membership program such as ours.





Images are of the type of aircraft we intend to lease

What about the Competition?

Although the FAA lists approximately 2,000 Part-135 operators (many with just a single airplane) we count roughly 35 competing programs and note the following because of their scale:

- Delta Private Jets   • XOJET   • JetSuite   •
FlexJet   • WheelsUp   • JetSmarter   •
JetLinx
- VistaJets   • NetJets

Our primary competitor is JetSmarter, a charter broker with no proprietary aircraft. In order to access JetSmarter's preferred rates, one has to pay a membership fee which can range from $2,000 to $10,000. Customers who book without a membership pay higher rates to JetSmarter.

What makes us different? Owning our own planes will allow us to guarantee a certain amount of capacity, unlike companies such as JetSmarter. Want to pay with a blockchain currency? We can help there too.

How do we compete? One aircraft type means simplified, uniform, maintenance. A limited (sunny) service area means we've matched the range of the airplane to the distances between major cities customers frequent. By being blockchain payment compatible we cater to the crypto-savvy who have created over a hundred billion dollars of wealth in the past decade and who expect merchants to make their payment systems more compatible.

Invest Today

We make money two ways, the booking platform and memberships. Seasoned executives helped craft the business model and our proposed aircraft lease terms allow us to pay as we fly, a unique financing advantage for a new company. We have a pending deposit agreement with HondaJet and a letter of intent with Gama Aviation USA.

As noted earlier, the price of an hour of flight time and the customer's desire to manage that cost help explain how another innovator in the private aviation industry, MarquisJet, was able to go from zero to $240mm of sales in



Marquisjet, was able to go from zero to $240mm of sales in four years (until it was successfully sold). We are eager to build a business and with the goal of creating shareholder value, and with your help, bring new jobs and new technology to democratize private travel.

Images are of the type of aircraft we intend to lease

We are eager to work in your interest, wheels up!



November 2017

START-UP NATION

Private Jet Coin/Jet Token Concept is born in Tel Aviv during the crypto-boom

Watching private jets land at SDOV airport













February 2018

Gama Aviation Signature

Talks begin with Gama Aviation USA and Private Jet Coin LLC is formed

Company formed and talks begin with operating partner



March 2018

SYMBOL
BRAND
TRADEMARKS
LAW

White paper completed and trademark filing

We compete the white paper and file a trademark

June 2018

LLC
MEMBERS
LIABILITY
INCOME
CORPORATION
TAX

Jet Token Inc., successor of Private Jet Coin LLC, is officially in Delaware

C corp is filed and CEO search and board recruitment continue



August 2018

Gama Aviation and HondaJet send a plane to us at the Blockshow in Vegas

Gama and HondaJet show early support

October 2018

HondaJet flies us to visit the factory in Greensboro, NC

Talks continue about a fleet deal - we also tour Signature Flight Safety



Ocotober 2018

HondaJet flies us to NBAA 2018 in Orlando

We meet with HondaJet CFO at biggest private aviation show of the year

November 2018

CoinAGENDA

Awarded for Excellence at CoinAgenda 2018

Private Jet Coin recognized for excellence by an independent panel of experts.



December 2018

Negotiated initial terms with HondaJet and Gama Aviation

Prospective terms for the fleet deal are established

February 2018

Launch on StartEngine!

Now you can own part of our company!

First quarter 2019

PRIVATE JET COIN

Private Jet Coin (PJC) redeemable for all airline miles

Pay for private travel or commercial travel with PJC (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Mike Winston, CFA

Co-founder and Executive
Chairman

*Mike Winston, CFA, age 42, began his career
with Credit Suisse First Boston and later
spent five years as a portfolio manager co-
running $1bn at one of the largest
investment funds in the world, Millennium
Partners. After leaving Millennium, Mr.
Winston created the Sutton View group of
companies, dedicated to forming investment
partnerships on behalf of institutional and
qualified investors. He has appeared on
CNBC, been recognized for excellence in
investing by Institutional Investor Magazine
and has been quoted in the Wall Street
Journal. Mr. Winston received an MBA in
Finance and Real Estate from Columbia
Business School in 2005, and a BA in
Economics from Cornell University in 1999.
Mr. Winston is a CFA Charter Holder, a
board member of Blockchain Israel, and a
member of the Economic Club of New York.*










Ehud Talmor
Instructor Pilot & Advisor

Ehud Talmor (IAF Ret.), age 43, is a decorated, recently retired, senior officer from the Israeli Air Force with over twenty years of experience in all aspects of air combat and aircraft logistics. He began his career in 1995 as a fighter pilot and later, flight instructor. He subsequently took on a variety of supervisory roles, including F-16 deputy squadron commander. In 2007, he joined the Acquisitions Department of the Israeli Ministry of Defense and later held the position of Project Manager for three separate Air Force jet acquisition projects. The jet acquisition projects were: (1) the Beechcraft T-6II, (2) the Leonardo M-346, and (3) the Lockheed Martin F-35A (arguably the world's most advanced fighter jet). In addition to serving as Project Manager for the $3bn F-35 program, Mr. Talmor was also IAF's Chief Instructor for the F-35. Mr. Talmor graduated from I.D.C. Herzliya in 2013 with a B.A in Psychology.





Mark Blair
Advisor

Mark Blair is a seasoned aviation executive with more than 41 years of aircraft, airline and aerospace industry experience and has held senior management and executive leadership positions across multiple disciplines of virtually all civilian aviation industry segments. Mark began his aviation career in 1976 at The Cessna Aircraft Company, the world's leading general aviation aircraft manufacturer. While at Cessna, Mark held positions of increasing responsibility in operations, finance, flight training, product development, distribution planning and sales and marketing of flight training, fleet, government, military and special mission aircraft. Following his 14-year career with Cessna, Mark joined FedEx Express in 1990, retiring in August, 2017 as a Vice President in the Technical Operations Division of FedEx's Express Air Operations. During his tenure at FedEx Express, Mark led FedEx's Supplemental Air Operations organization which included the global Feeder Aircraft Operations, with more than 350 turbo-prop freighter aircraft and the Corporate Aviation Department operating 11 business jets. Mark, a native of Arkansas City, Kansas, is a 1976 graduate of Oklahoma State University with a B.S. degree in Business Administration. He holds a Commercial Pilot certificate with Multi-Engine and Instrument ratings and has more than 3,000 hours of flight experience with qualifications/flight experience in more than 28 aircraft types. He and his wife Dee Anne have two adult children and four grandchildren and are 28-year residents of Germantown, Tennessee.



Bryan M. Eagle III
Advisor

In 1999, Mr. Eagle created Myjets.com, the first online private aircraft reservation system and partnered with The Air Charter Guide (now Avinode) to create the original database of operators. Avinode is the largest centralized database of charter and empty-leg market data in the US. Mr. Eagle created a patent portfolio around the reservation system and the sale of empty legs which he sold in 2016 to Victor, a company owned by BBA Aviation. BBA's Signature 'Flight Support' business operates the world's largest fixed based operation [FBO] network for business & general aviation users. Mr. Eagle is an award-winning marketing, strategic planning, and business development leader, consultant, inventor, and entrepreneur with over 25 years of experience in the telecommunications, software and aviation industries, respectively. He is skilled in creating, marketing, and financing new organizations and positioning them for sale. He is a board member of Emerge Memphis, an organization he founded in 1998 dedicated to the support and advancement of start-ups in the Mid-South. Mr. Eagle received a BA from the University of Virginia in 1980 and an MBA from Columbia Business School in 1985.





Brenda Paauwe-Navori
Advisor

Brenda Paauwe-Navori has sold business jets valued in aggregate at over a billion dollars. Ms. Paauwe-Navori brings almost 20 years of senior leadership experience to the Board and is one of the most respected sales, operations, and marketing experts in the world of aviation and aerospace. She currently holds a global vice president role with Bigelow Space Operations. As co-founder of GoGo Jet in the late 90's, Brenda served as president and a cross-functional senior executive. Later, she was responsible for capturing significant market share growth in North America with Flexjet by Bombardier and held a vice president role for almost 5 years at Embraer Executive Jets. During her tenure at Embraer she led the MGM Resorts International Legacy 500 and Lineage 1000E transaction; a fleet purchase deal valued at over USD $350 million. Her extensive industry experience includes: hiring, marketing and sales, contract negotiation, customer service, finance and administration. Her role at Bigelow Space Operations is focused on the B330 spacecraft and other space station hardware for the commercialization of lower Earth orbit and deep space missions. A few years ago, Brenda was also the subject of a major Walt Disney motion picture, the Million Dollar Arm. When she is not in the office or on an airplane, Brenda is an avid Equestrian showing her champion American Saddlebred horses or cheering for her daughter who also rides competitively.











Aaron Cohen
Advisor

Aaron Cohen, age 41, is a nationally recognized counter-terrorism expert, best-selling author and founder of Cherries Defense. Mr. Cohen has a twenty-year track record of success in the private security industry; his teams have protected numerous A-list celebrities and high level diplomatic personnel. His book, Brotherhood of Warriors: Behind Enemy Lines with a Commando in One of the World's Most Elite Counterterrorism Units, has been translated into seven languages. Cherries Defense provides soft-target (schools, malls, hotels) security training and also specializes in the manufacture of supporting concealed carry gear for security professionals. Mr. Cohen appears regularly on the Fox News Channel and has also been featured by the following: Vanity Fair, the Discovery Channel, National Geographic, Entertainment Tonight, Access Hollywood, Bravo, E! Channel, Hollywood Reporter and Variety. In addition to regular television appearances, he hosts KFI AM 640's Real Security, the only sole-focus security and counter terror show in the US. Mr. Cohen served with distinction in Israel's (IDF) elite anti-terrorism unit.





Major Ran David
Advisor

Major Ran David (IAF), age 43, is a decorated active-duty combat pilot in the Israeli Air Force. He has served as a deputy squadron commander, and spent ten years as a flight instructor. One of Major David's primary responsibilities has been to train, test and approve new IAF fighter pilots. Major David is a graduate of the USAF Air Command and Staff College and the University of Haifa.





Pavlo Kogan
Advisor

Pavlo Kogan, age 31, was most recently employed by Checkpoint Software. At Checkpoint he was a lead developer in charge of the design and implementation of enterprise class security related software. His work at checkpoint as a full-stack developer specifically related to efficient security policy enforcement, authorization, authentication, and distributed systems, respectively. He wrote his first computer program at age 13 and today is the author and custodian of several open source block chain tools. Mr. Kogan graduated from Israel's Technion in 2013 with a degree in Computer Science and holds both practical and theoretical knowledge in cryptography and data science. He served with distinction in the elite R&D unit of the Israeli Military (IDF).



Offering Summary

Company : Jet Token Inc.

Corporate Address : 140 Broadway, 46th Floor, New York, NY 10005

Offering Minimum : $9,999.96

Offering Maximum : $1,069,999.98

Minimum Investment Amount (per investor) : $100.02

Terms

Offering Type : Equity

Security Name : Series CF Non-Voting Preferred Stock

Minimum Number of Shares Offered : 166,666

Maximum Number of Shares Offered* : 17,833,333

Price per Share : $0.06

Pre-Money Valuation : $5,508,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$500 — HondaJet Red Baseball Cap

$2,500 — HondaJet Fleece Blanket Set

$5,000 — The first two perks plus a Blue HondaJet Cofee Mug

$10,000 — HondaJet Mont Blanc Fountain Pen

All perks optional by investor & occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jet Token Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Series CF Non-Voting Preferred Stock at $0.06 / share, you will receive 11,000 Series CF Non-Voting Preferred shares, meaning you'll own 11,000 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

2 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Jet Token has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Jet Token be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Thank You!

5 days ago

Thank you to all 289 of our incredible investors for their ~$90k investment! We are looking forward to the next stage of the campaign and would invite those with open carts to take the next step and to invest today. Thanks!

Recent Investors - Reconfirmation

10 days ago

Recent investors may get an e-mail from StartEngine asking them to reconfirm via e-mail. The SEC requires this when a campaign extends its duration. Please be sure to reconfirm when you get that e-mail (check your junk/spam folders folks)! We appreciate your investment and we appreciate you!

More time to invest

10 days ago

Based on popular demand we have extended the campaign ~60 days! Let's build together! Thanks!

Notice of Material Change in Offering

10 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Jet Token offering. Here's an excerpt describing the specifics of the change:

Jet Token Inc. has extended its campaign and added its 2018 financials.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Reminder: Complete investment today!

11 days ago

You are cordially invited to complete your investment check-out process today.

Thanks so much for your interest in Jet Token!!

Notice of Funds Disbursement

25 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Jet Token has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Jet Token be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Jet Token has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Jet Token be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Jet Token has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Jet Token be on the lookout for an email that describes more about the disbursement process.

This campaign is continuing to accept investments!

Thanks for funding the future.

-StartEngine

Comments (38 total)

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Emanuel Levy Jet Token - Potential Investor 2 days ago
I am confused. In the SEC filing
https://www.sec.gov/Archives/edgar/data/1756014/000166516019000576/form_car.pdf it makes reference to a vanadium flow battery. What does that have to do with Jet Token (Private Jet Coin)

Also, it makes reference that the business could be acquired by a business in the educational software development industry. Why would a business in the educational development industry be interested in your company?

> **Jet Token Support** Jet Token - Issuer 2 days ago
> Thanks for your message! It's possible there is some kind of left over language from another filing in there from a different company done by start engine. They did the filing for us.
>
> Could you please email us and Teddy@startengine.com the exact language and the link you are using? We'll check it out and thanks for bringing it to our attention! Perhaps we need to file an amendment - both of those sound like errors. Thanks!

Stefon Alexander Jet Token - Potential Investor 2 days ago
If I am investing with someone else, can I put both names on the investment?

> **Jet Token Support** Jet Token - Issuer 2 days ago
> Hi Stefon! Thanks for your question, I would try to complete the process and attempt to enter the names in question. If it works, great! If not, please contact teddy@startengine.com for further assistance. Thanks!

marco amaro Jet Token - Potential Investor 3 days ago
10% Bonus close today ????

> **Jet Token Support** Jet Token - Issuer 2 days ago
> Hi Marco! Thanks for tour question. Please contact tedddy@startengine.com. Thanks again!

Jeremy Gold Jet Token - Potential Investor 7 days ago
What's the likely ness of this company doing well

> **Jet Token Support** Jet Token - Issuer 5 days ago
> Hi Jeremy!
> Thanks for your question! We are cautiously optimistic about the future of the company and would invite you to learn as much as possible and to invest. Please be sure to consult your tax a financial advisor to assess your suitability as all investment comes with risk. Thanks!

Mark Flaherty Jet Token - Potential Investor 10 days ago
Do investors get discounted flights? Lol

Just curious.

> **Jet Token Support** Jet Token - Issuer 9 days ago

Hi Mark, thanks for your question! Not at this time. However, we'd be delighted to speak with you about your travel needs.

Stefon Alexander Jet Token - Potential Investor 10 days ago
How much funds are you trying to acquire? and what happens if you do not hit that goal?

> **Jet Token Support** Jet Token - Issuer 10 days ago
> The campaign goal is listed at the top of the page and the minimum goal has been exceeded. Thanks for your question!

Harish Asar 11 days ago
Is there a chance of the fund raise campaign being extended?

> **Jet Token Support** Jet Token - Issuer 10 days ago
> Yes, we just extended the campaign 64 days. Thanks for your question!

Jet Token Support Jet Token - Issuer 11 days ago
Close your cart today! Thanks all for your support!

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©2019 All Rights Reserved

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

<u>Ridesharing With Airplanes, on Blockchain: Mike Winston of Private Jet Coin Explains</u>

George Levy: Hi, I'm George Levy for Bitsonline. I'm currently in Las Vegas, Nevada at CoinAgenda and I'm having the opportunity to interview Mike Winston, Chairman of Private Jet Coin. Mike, pleasure to meet you.

Mike Winston: Good to meet you.

George Levy: I'm actually looking at what you've been doing. The whole world of private jets is just a fascinating space and you're actually bringing blockchain into it. Tell me more about Private Jet Coin.

Mike Winston: Well, we're a blockchain base booking platform for the 4,000 jets that are available for charter or use if you don't actually own it. There are 10,000 jets out there that are not available but funny enough, about 85% of all the hours flown on private jets in the United States today are done on those 4,000 aircraft.

George Levy: You actually have access to those 4,000 airplanes because I don't know where to get those?

Mike Winston: Yes, we do. Our partner is actually the third largest operator of private aircraft in the United States and by my math, the second largest fleet of private jets that's open and available for access. The largest is, of course, NetJets with 700 aircraft and they are as big as Lufthansa, that's not us. We're really focused on the crypto community. We accept any kind of crypto (editors note: provided it's exchange traded and has sufficient liquidity).

George Levy: So, if somebody wants to actually book a private jet they basically could use this, is it an app? How do people use Private Jet Coin, tell me about the vision?

Mike Winston: Sure. The way they'll use it is through the web or on an app and they can send their tokens, their Private Jet Coins to the platform to book, then a conversion is performed. We go Private Jet Coin to fiat and then we pay the operator of the aircraft who's been vetted for safety and other factors that you as the person booking the jet can expect and look at and be satisfied.

George Levy: So, the question is first off you mentioned a token is it actually uh is it Ethereum token, tell me more about that?

Mike Winston: Sure. We're an ERC 20 compatible token and we're also selling equity in the firm separately right now.

George Levy: Got it. So, I guess it's a security token offering what you're doing. Are you doing a token offering?

Mike Winston: Yeah. We're going to do a token offering. In the United States under reg D, even though we believe is the utility token out of an abundance of caution because we have a good legal counsel, accredited investors will be able to purchase that token inside the United States. Then after a period of one year according to the laws it's been explained to us, anyone can purchase that utility token. Utility token will also be available for purchase in Europe and Asia to anyone under a reg S, no need to be qualified.

George Levy: So, tell me also, you mentioned your partner, so what are the moving parts behind Private Jet Coin? Is it just a vision and a white paper or you already have some working functionality behind it, tell me?

Mike Winston: Well, we've been at it for eight months now. We have some working functionality behind it. Most importantly, we have a great Board of Directors and great industrial partners, a major manufacturer who's eager to work with us for our membership program which we haven't talked about yet. And of course, one of the major operators, we can at this moment credibly deliver and safely deliver any kind of aviation asset in the private space with 24 to 48 hours notice right this minute. And if you want to buy a fraction on a HondaJet I can sell you one right now.

George Levy: But let me ask you a question, you mentioned a membership program, what's that about?

Mike Winston: So, if you'd like to a block of 50 hours on a HondaJet or even a 100 on the HondaJet we can do that for you. And that means that with 24 hours notice, we'll get the aircraft to you within the specified geography. So, we're taking kind of a West is best approach initially because of the range of the HondaJet. It turnes out that if you look at the 6,300 landings per day or so that take place in the United States across 5,000 private airports, the average trips about an hour and a half and there are two to three people on the aircraft. Well, that's perfect for the Honda Jet which does those kinds of missions with great efficiency and not a little bit of comfort. I've flown it twice this month and I have to tell you, it's pretty romantic.

George Levy: So, let me ask you a question, but you mentioned that there are 4,000 aircraft that you can actually have access to if I'm not correct, right?

Mike Winston: That's correct.

George Levy: They're not all HondaJets so you actually have multiple different types of planes?

Mike Winston: Yeah. We're committed to matching the right asset to the right mission to land safely. So, if you need to go coast to coast, Honda will tell you that's not the right asset for it. What you probably need is something like a Challenger 350 so that you can make the trip without landing and we can provide that for you. There are lots of aircraft that are great for that mission. What we mostly want to do is make sure that we're getting a fair, more inclusive result in private aviation because we've got greater transparency thanks to the blockchain.

George Levy: So, if people are interested, our audience wants to find out more about Private Jet Coin, how can they find out more?

Mike Winston: Well, they can go to www.privatejetcoin.io, they can email me at mike@privatejetcoin.io and that would be probably the most obvious and easy way.

George Levy: Excellent. Well, thank you very much for sharing the vision for Private Jet Coin and I wish you the absolute best on your vision.

Mike Winston: Thanks. Come fly with us.

George Levy: Excellent. For Bitsonline, I'm George Levy. Thank you for watching.

Video #2:

Introducing HondaJet Elite Refining Aerodynamic Breakthroughs Quieter Engine Inlet Extended Range - 1,437 NM Rate of Climb - 4,100 ft/min Designing a human-machine interface for optimal safety Minimize planning time Graphical weight and balance Enhanced situational awareness Takeoff/landing Distance Management A commitment to bluer skies Most fuel efficient Less greenhouse gasesMaximum comfort maximum style Two-toned leather seats Belted lavatory seat Full service galley Speakerless cabin audio system 24 transducers Fastest 422 KTAS Highest FL 430Farthest 1,437 NMMost Fuel EfficientHondaJet Elite
hondajetelite.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "JET TOKEN INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF OCTOBER, A.D. 2018, AT 3:11 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6915862 8100
SR# 20187367444

Authentication: 203718441
Date: 10-31-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:11 PM 10/29/2018
FILED 03:11 PM 10/29/2018
SR 20187367444 - File Number 6915862

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JET TOKEN INC.

Jet Token Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***DGCL***"), does herby certify that this First Amended and Restated Certificate of Incorporation amends and restates the Certificate of Incorporation of Jet Token Inc. The original Certificate of Incorporation of Jet Token Inc. was filed with the Secretary of State of the State of Delaware on June 4, 2018.

ARTICLE I: NAME.

The name of this corporation is Jet Token Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808 in the county of New Castle. The name of its registered agent at such address is Delaware Business Incorporators, Inc.

ARTICLE III: DEFINITIONS.

As used in this Certificate of Incorporation (the "***Certificate of Incorporation***"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $0.03 per share for the Series Seed Preferred. The Original Issue Price for any other series of Preferred Stock shall be set forth in the Statement of Share Rights designating such series.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is Two Hundred Million (200,000,000) shares, consisting of (a) One Hundred Fifty Million (150,000,000) shares of Common Stock, $0.0000001 par value per share and (b) Fifty Million (50,000,000) shares of Preferred Stock, $0.0000001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such

number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate of Incorporation, Ten Million (10,000,000) shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred*" and Forty Million (40,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. BLANK CHECK PREFERRED STOCK

The Board of Directors of the Corporation is expressly authorized to provide, out of up to 40,000,000 shares of undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "**Statement of Share Rights**"); and (iii) to issue from time to time in one or more such series up to 40,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

C. SERIES SEED PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred except as may be provided for in any Statement of Share Rights as may be filed with respect to any new series of Preferred Stock that is designated by the Board of Directors after the date of the filing of this Certificate of Incorporation. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Series Seed Preferred</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed Preferred, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 <u>Deemed Liquidation Events</u>.

1.3.1 <u>Definition</u>. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **<u>Voting</u>.**

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series Seed Preferred shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Series Seed Preferred Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Series Seed Preferred set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred;

(b)   issue any new class or series of capital stock at a price less than the Original Issue Price for the Series Seed Preferred having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred;

(c)   redeem or repurchase any shares of Common Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(d)   declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred or Common Stock.

3.   Conversion. The holders of the Series Seed Preferred have the following conversion rights (the "***Conversion Rights***"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion. The "***Conversion Price***" for each series of Series Seed Preferred means the Original Issue Price for such series of Series Seed Preferred, which initial Conversion Price, and the rate at which shares of Series Seed Preferred may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Incorporation.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series Seed Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 <u>Notice of Conversion</u>. To voluntarily convert shares of Series Seed Preferred into shares of Common Stock, a holder of Series Seed Preferred shall surrender the certificate or certificates for the shares of Series Seed Preferred (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Incorporation and a certificate for the number (if any) of the shares of Series Seed Preferred represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Series Seed Preferred, the Corporation shall at all times while any share of Series Seed Preferred is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Series Seed Preferred that shall have been surrendered for conversion as provided in this Certificate of Incorporation shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Series Seed Preferred, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Series Seed Preferred) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series Seed Preferred in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred combines the outstanding shares of Common Stock, the Conversion Price for each series of Series Seed Preferred in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Seed Preferred in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred the Common Stock issuable upon the conversion of such series of Series Seed Preferred is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Series Seed Preferred) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Incorporation and furnish to each holder of such series of Series Seed Preferred a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Series Seed Preferred will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred converted. Such converted Series Seed Preferred shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred held by such holder pursuant to Section 3.

5. **Redemption.** Unless prohibited by Delaware law governing distributions to stockholders, the Corporation shall have the right to redeem some or all of the outstanding shares of Series Seed Preferred at a price per share equal to the greater of the Original Issue Price or the latest issue price of capital stock of the Corporation sold or issued by the Corporation (the "Redemption Price"). The Redemption Price may be paid in U.S. Dollars or cryptocurrency, including a cryptocurrency issued by the Corporation. Redemption is not required to be ratable among all holders of the Series Seed Preferred. In connection with any redemption pursuant to this Section 5, the Corporation shall send written notice of the mandatory redemption (the "Redemption Notice") to each holder of record of Series Seed Preferred being redeemed not less than 10 days prior to the redemption. Each Redemption Notice shall state: (i) the number of shares of Series Seed Preferred held by the holder that the Corporation shall redeem on the redemption date specified in the Redemption Notice; (ii) the redemption date and the Redemption Price; and (iii) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred to be redeemed. On or before the redemption date, each holder of shares of

Series Seed Preferred to be redeemed on the redemption date, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred shall promptly be issued to such holder. If the Redemption Notice shall have been duly given, and if on the redemption date the Redemption Price payable upon redemption of the shares of Series Seed Preferred to be redeemed on the redemption date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred shall cease to accrue after the redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor. Any shares of Series Seed Preferred that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series Seed Preferred in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series Seed Preferred approved by the holders of Series Seed Preferred of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Certificate of Incorporation or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XI: INCORPORATOR

The name and mailing address of the incorporator are as follows:

Delaware Business Incorporators, Inc.

3422 Old Capitol Trail, Ste 700

Wilmington, DE 19808

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by the undersigned authorized officer of the Corporation on this 29th day of October, 2018.



Michael D. Winston, CFA

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "JET TOKEN INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2019, AT 6:52 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6915862 8100
SR# 20190651394

Authentication: 202194212
Date: 02-04-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 01/31/2019
FILED 06:52 PM 01/31/2019
SR 20190651394 - File Number 6915862

JET TOKEN INC.
CERTIFICATE OF DESIGNATION OF
SERIES CF NON-VOTING PREFERRED SHARES

Effective Date: January 31, 2019

The Board hereby designates 25,000,000 (twenty five million) shares of the Preferred Stock of the Corporation as Series CF Non-Voting Preferred Stock in accordance with Article V of the Certificate of Incorporation of the Corporation.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series CF Non-Voting Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Series CF Non-Voting Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series CF Non-Voting Preferred Stock, pro rata based on the number of shares of Series CF Non-Voting Preferred Stock held by each such holder.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series CF Non-Voting Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of

this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities of the Corporation outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Non-Voting.** The shares of Series CF Non-Voting Preferred Stock shall not have voting rights at any meeting of the Stockholders of the Corporation and shall not be included in the definition of "Requisite Holders".

3.   **Conversion.** Shares of Series CF Non-Voting Preferred Stock are convertible to Common Stock under certain circumstances (the "*Conversion Rights*"):

3.1   Conversion Terms.

3.1.1   Conversion Ratio. Each share of Series CF Non-Voting Preferred Stock is convertible, on a one to one basis, into such number of fully paid and nonassessable shares of Common Stock (the "**Conversion Ratio**").

3.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event as such term is defined in the Certificate of Incorporation, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series CF Non-Voting Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the shares of Series CF Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series CF Non-Voting Preferred Stock the holder holds at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1   Notice of Conversion. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of the Certificate of Incorporation and a certificate for the number (if any) of the shares of Series CF Non-Voting Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series CF Non-Voting Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Series CF Non-Voting Preferred Stock , the Corporation shall at all times while any share of Series CF Non-Voting Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series CF Non-Voting Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series CF Non-Voting Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

3.3.3   Effect of Conversion. All shares of Series CF Non-Voting Preferred Stock that shall have been surrendered for conversion as provided hereunder shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series CF Non-Voting Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series CF Non-Voting Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Series CF Non-Voting Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Ratio for each series of Series CF Non-Voting Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each such share of Series CF Non-Voting Preferred Stock will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for the Series CF Non-Voting Preferred Stock combines the outstanding shares of Common Stock, the Conversion Ratio for the Series CF Non-Voting Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for the Series CF Non-Voting Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the Series CF Non-Voting Preferred Stock in an amount equal to the amount of securities as the holders of the Series CF Non-Voting Preferred Stock would have received if all outstanding shares of the Series CF Non-Voting Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for the Series CF Non-Voting Preferred Stock, the Common Stock issuable upon the conversion of the Series CF Non-Voting Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series CF Non-Voting Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series CF Non-Voting Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.7   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not the Series CF Non-Voting Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of the Series CF Non-Voting Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series CF Non-Voting Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Series CF Non-Voting Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Ratio of such series of Series CF Non-Voting Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series CF Non-Voting Preferred Stock.

3.8   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time of the merger of the Corporation with and into another entity (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series CF Non-Voting Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.9   Procedural Requirements. The Corporation shall notify in writing all holders of record of the Series CF Non-Voting Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series CF Non-Voting Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Designation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series CF Non-Voting Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to shares of Series CF Non-Voting Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series CF Non-Voting Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series CF Non-Voting Preferred Stock converted. Such converted Series CF Non-Voting Preferred Stock shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series CF Non-Voting Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation shall declare all dividends on a pro rata basis on the Common Stock according to the number of shares of Common Stock into which the shares of Series CF Non-Voting Preferred Stock could be converted at the time of the declaration of such dividend

5. **Waiver.** Any of the rights, powers, privileges and other terms of the Series CF Non-Voting Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series CF Non-Voting Preferred by the affirmative written consent or vote of the holders of the majority of the issued and outstanding shares of Series CF Non-Voting Preferred Stock.

6. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series CF Non-Voting Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series CF Non-Voting Preferred a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series CF Non-Voting Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series CF Non-Voting Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

7. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series CF Non-Voting Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

IN WITNESS WHEREOF, this action was executed effective as of the date first set forth above.

Jet Token Inc.



By: _____

Michael D. Winston, President